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SEC FILE NUMER
8- 48651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KBFG Securities America Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1370 Avenue of the Americas, Suite 2700
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Linda S. Grimm	(212) 897-1685	lgrimm@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sejong LLP
(Name – if individual, state last, first, and middle name)

65 Challenger Road, Suite 250	Ridgefield Park	NJ	07660
(Address)	(City)	(State)	(Zip Code)

8/16/2011	5519
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Yoon Gu Eric Lee</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>KBFG Securities America Inc.</u> as of <u>12/31/22</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

President

Title



Notary Public

02/21/2023

FARZANA A SIDDIQI
Notary Public - State of New York
NO. 01SI6285283
Qualified in Queens County
My Commission Expires Jul 1, 2025

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☐ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☒ (d) Statement of cash flows.

☒ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☒ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

KBFG Securities America Inc. and Subsidiary

**Consolidated Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2022**

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of KBFG Securities America Inc. and Subsidiary

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of KBFG Securities America Inc. and Subsidiary (the "Company") as of December 31, 2022, the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the

Securities Exchange Act of 1934 is fairly stated, in all material respects, in relation to the financial statements as a whole.

SEJONG LLP

We have served as KBFG Securities America Inc.'s auditor since 2022.

Ridgefield Park, New Jersey

February 27, 2023

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2022

Assets

Cash and cash equivalents	$	2,999,554
Time deposits		11,000,000
Right-of-use asset		2,994,416
Receivable from broker-dealers		255,441
Receivable from Parent		28,482
Security deposit		102,060
Equipment (net of accumulated depreciation of $80,956)		53,278
Leasehold improvements (net of accumulated amortization of $5,833)		16,760
Accrued interest receivable		36,063
Other assets		75,159
Total assets	$	17,561,213

Liabilities and Stockholder's Equity

Lease liabilities	$	3,161,811
Accounts payable and accrued expenses		75,952
Total liabilities		3,237,763
Common stock - $.01 par, 1000 shares authorized;		
220 shares issued and outstanding		2
Additional paid-in capital		31,999,998
Accumulated deficit		(17,676,550)
Total stockholder's equity		14,323,450
Total liabilities and stockholder's equity	$	17,561,213

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Operations
Year Ended December 31, 2022

Revenues

Non-commission revenue	$	758,291
Commissions		630,524
Advisory fees		500,000
Research income		303,876
Fee income		154,830
Interest income		171,180
Total revenues		2,518,701

Expenses

Employee compensation and benefits	1,724,252
Occupancy and lease	415,362
Travel and entertainment	220,261
Research expense	143,379
Professional fees	140,151
Communications	118,387
Computer and internet	70,480
Other expenses	99,760
Total expenses	2,932,032
Net loss	$ (413,331)

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Changes in Stockholder's Equity
Year Ended December 31, 2022

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Number of Shares	Amount			
Balances, January 1, 2022	220	$ 2	$ 31,999,998	$ (17,263,219)	$ 14,736,781
Net loss	-	-	-	(413,331)	(413,331)
Balances, December 31, 2022	220	$ 2	$ 31,999,998	$ (17,676,550)	$ 14,323,450

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2022

Cash flows from operating activities		
Net loss	$	(413,331)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization		20,592
(Increase)/decrease in operating assets:		
Right-of-use assets		116,989
Receivable from Parent		83,735
Receivable from broker-dealers		(250,011)
Other assets		(39,161)
(Decrease) in operating liabilities:		
Lease liabilities		(31,593)
Accounts payable and accrued expenses		(174,862)
Net cash used in operating activities		(687,642)
Cash flows from investing activities		
Accrued interest receivable		(36,063)
Purchase of leasehold improvements		(3,305)
Net cash used in investing activities		(39,368)
Net decrease in cash, cash equivalents, including time deposits, and restricted cash		(727,010)
Cash, cash equivalents, including time deposits, and restricted cash		
Beginning of year		14,828,624
End of year	$	14,101,614

The accompanying notes are an integral part of these consolidated financial statements.

KBFG Securities America Inc. and Subsidiary
Consolidated Statement of Cash Flows
Year Ended December 31, 2022

Cash, cash equivalents, including time deposits, and restricted cash consist of the following
Beginning of year:

Cash and cash equivalents	$	7,726,564
Time deposits		7,000,000
Restricted cash		102,060
	$	14,828,624

End of year:

Cash and cash equivalents	$	2,999,554
Time deposits		11,000,000
Restricted cash		102,060
	$	14,101,614

Supplemental disclosure of non cash activity

Initial recognition of right-of-use assets	$	30,718
Initial recognition of lease liabilities	$	30,718

The accompanying notes are an integral part of these consolidated financial statements.

1. **Nature of Operations**

   KBFG Securities America Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is principally involved in the brokerage of U.S. and Korean securities and also engages in underwriting activities. The Company is a subsidiary of KB Securities Co., Ltd. (the "Parent"), located in Seoul, South Korea.

   The Company has a wholly-owned inactive subsidiary which, at December 31, 2022, had no assets and no liabilities, and no income or expenses for the year then ended.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   Cash, Cash Equivalents, including Time Deposits and Restricted Cash
   The Company's checking and savings accounts are held by four financial institutions and therefore are subject to the credit risk at those financial institutions.

   The Company also invests in time deposits and at December 31, 2022, held five time deposits with four financial institutions. These time deposits have short term maturities.

   The Company holds a time deposit which is collateral for a letter of credit held by its landlord as a security deposit for the leased office space. This time deposit is considered restricted cash.

   The Company has not experienced any losses in any of these accounts and does not believe there to be any significant credit risk with respect to these deposits.

   Revenue Recognition
   The revenue recognition guidance of ASC Topic 606, *Revenue from Contracts with Customers,* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d)

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Revenue from contracts with customers includes commission income, fees from investment banking, research income and other income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Nominally, under Rule 15a-6, the Company is deemed to be the executing and clearing broker on trades that are processed by its Parent. Under a commission sharing arrangement with its Parent, the Company introduces customer securities transactions to the Parent for execution and is compensated by the Parent for those foreign transactions. Substantially all of the Company's commissions were derived from trades executed by the Parent under this arrangement. The Company has determined that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument, counterparties are identified, the pricing is agreed upon and the risks and rewards of ownership have transferred to/from the customer. Commission payments are received from the Parent in subsequent months.

Under a service agreement with the Parent, the Company is reimbursed a portion of certain employee expenses. This non-commission revenue is recorded monthly and is reviewed periodically by the Parent.

The Company earns commissions for research. The Company has determined that the criteria for a contract is satisfied and revenue is recognized simultaneously when the amount of consideration has been agreed upon by the customer. This determination was made since the Company cannot deem the consideration probable to be collected until that point in time. Additionally, at the point in time that the consideration has been received, the Company's sole performance obligation to deliver research has been completed, the consideration is fixed and determinable and there are no other obligations that the Company needs to fulfill under each individual arrangement.

2.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition (continued)

Securities transactions and the related revenues are recorded on a trade-date basis.

Fee income includes amounts for placement and other advisory services that the Company provides. Under these contracts the Company performs services which are billed upon completion and there are no further services to be provided.

Disaggregation of revenue by type of service provided can be found on the consolidated statement of operations for the year ended December 31, 2022.

The beginning and ending balance of receivables from Parent was $112,217 and $28,482, respectively.

Credit Losses

The guidance under ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant and accordingly, the Company has not provided an allowance for credit losses at December 31, 2022.

Leases

The guidance under ASC Topic 842, Leases increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the consolidated statement of financial condition.

Lease liabilities are recognized at the initial present value of the fixed lease payments using the prime rate. Right-of-use assets are recognized based on the initial present value of the fixed lease payments.

2. **Summary of Significant Accounting Policies (continued)**

Translation of Foreign Currency

The Company adheres to the accounting and reporting requirements in accordance with GAAP relating to "Foreign Currency Translation." The Company's functional currency is the United States dollar. Assets and liabilities denominated in nonfunctional currencies are translated into U.S. dollar amounts at the year-end exchange rate. Purchases and sales of investments, and income and expenses that are denominated in nonfunctional currencies are translated into U.S. dollar amounts on the transaction date. Adjustments arising from currency translation are reflected in other revenue in the consolidated statement of operations.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net trading and investment income in the consolidated statement of operations.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. At December 31, 2022, the Company has determined there are no uncertain tax positions that would require financial statement recognition. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

2. **Summary of Significant Accounting Policies (continued)**
Income Taxes (continued)
In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, ongoing analyses and of changes to tax laws, regulations and interpretations thereof.

The Company files its income tax return in the U.S. federal and various state and local jurisdictions. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The tax years 2019 through 2021 are still subject to examination by tax jurisdictions.

3. **Related Party Transactions**

Parent
Under a comprehensive service agreement with its Parent, the Company receives 60% of the gross commission earned in connection with trades executed by the Parent that are introduced by the Company. Under the agreement, the Parent pays the Company a monthly cost sharing reimbursement. During 2022, the amount received for cost sharing under this agreement was approximately $758,000 and included in non-commission revenue on the consolidated statement of operations. The Company also receives a monthly commission for monitoring order flows the Parent has placed with U. S. execution brokers. Commission payments are received the following month. At December 31, 2022, the Company had a receivable of approximately $28,000 relating to 2022. The Company pays the Parent 40% of certain research revenue. Amounts paid for 2022 totaled $143,379.

During 2022, the Company recognized $643,750 in income from other services it has provided to the Parent as per certain agreements. These services include placement fees and advisory fees. Payment has been received for these services.

4.   **Income Taxes**

At December 31, 2022, the Company has federal, state and city net operating loss carryforwards ("NOL's") of approximately $5,978,000 and $1,890,000 and $1,492,000 respectively, which begin to expire in 2030. The Company had approximately $1,533,000 of deferred tax assets generated by the net operating losses. The current valuation allowance decreased by approximately $419,000 due to the expiration of capital loss carryforwards. The ultimate amount of NOL's able to be utilized by the Company in future periods may be limited under Internal Revenue Code Section 382, due to the change in ownership of the Parent Company. For the year ended December 31, 2022, the Company had determined that realization of its deferred tax asset is not likely and therefore has recorded a valuation reserve for the full amount.

5.   **Net Capital Requirement**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $250,000. At December 31, 2022, the Company had net capital of approximately $13,951,000 which was approximately $13,701,000 in excess of its required minimum net capital of $250,000.

6.   **Operating Leases**

The Company has a lease agreement for office space in New York City which expires in February 2031. The lease requires the Company to make fixed payments for electricity and variable payments for its proportionate share of common area maintenance. The Company records the expenses to occupy its facilities on a straight-line basis over the lease term.

In August 2022, the Company entered into a three-year operating lease for an automobile, with an option to purchase. The lease expires in July 2025.

In September 2022, the Company entered into a 39-month lease for copier equipment, with an option to purchase, The lease expires in November 2025.

The components of lease costs for the year ended December 31, 2022 are as follows:

Operating lease cost	361,730
Variable lease cost	53,632
Total lease costs	415,362

6. **Operating Leases (continued)**

Other information related to leases as of December 31, 2022:

Weighted average remaining lease term: 8.12 years
Weighted average discount rate: 3.27%

Future minimum payments to be made under these leases are due in future years as follows:

Years Ending December 31,	Total Commitments
2023	$ 434,798
2024	434,798
2025	431,414
2026	443,449
2027	447,405
2028 and later	1,416,782
Total undiscounted lease payments	$ 3,608,646
Less imputed interest	(446,835)
Total lease liabilities	$ 3,161,811

7. **Exemption from Rule 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). None of its clearance activities can be processed through a U. S. bank.

8. **Receivable from Broker-Dealers**

During the year ended December 31, 2022, the Company entered into an agreement with a U.S. clearing broker. In 2023, the firm intends to provide agency brokerage service with U.S. public equities exclusively to its Parent in South Korea.

9.   **Fair Value of Financial Instruments**

Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, other assets and accounts payable.

10.   **Off-balance Sheet Risk and Concentration of Risk**

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

From time to time, the Company will maintain balances in several financial institutions. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

The majority of the Company's operations are conducted through the Parent Company, which is located in the Republic of Korea. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

11.   **Subsequent Events**

The Company has reviewed events that have occurred after December 31, 2022 through the date the financial statements were issued. The Company had no subsequent events requiring adjustment or disclosure.

KBFG Securities America Inc. and Subsidiary
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934
December 31, 2022

Stockholder's equity	$ 14,323,450
Nonallowable assets:	
Receivable from Parent	28,482
Time deposit used as collateral for security deposit	102,060
Equipment	53,278
Leasehold improvements	16,760
Receivable from broker-dealers	5,430
Other assets	75,159
	281,169
Net capital before haircuts and other deductions	14,042,281
Haircuts on security positions	57,905
Penalties on time deposits for early withdrawal	32,877
Net capital	13,951,499
Minimum net capital requirement	250,000
Excess net capital	$ 13,701,499

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part II filing.

KBFG Securities America Inc. and Subsidiary
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934
Year Ended December 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i). None of its clearance activities can be processed through a U. S. bank.

sejong LLP
integrity·trust·professionalism
65 CHALLENGER ROAD. SUITE 250, RIDGEFIELD PARK, NJ 07660 T. 212.244.3940 | F. 201.242.0106
WWW.SEJONGLLP.COM

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of KBFG Securities America Inc. and Subsidiary

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) KBFG Securities America Inc. and Subsidiary (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) exemption provision and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SEJONG LLP

Ridgefield Park, New Jersey

February 27, 2023



KBFG Securities America Inc. and Subsidiary
Statement of Exemption from Rule 15c3-3
December 31, 2022

The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(i) in that its transactions with customers are handled on a deliver-vs.-payment/receive-vs.-payment basis through its Parent or the transactions are private placements in which the Company does not handle customer cash or securities. The Company does not have any instances of holding funds or safekeeping securities for its customers other than pursuant to the exemptive provision. To the best knowledge and belief of the Company it is in compliance with the exemptive provisions of Rule 15c3-3 for the year ended December 31, 2022 without exception.

Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)